Exhibit (a)(1)(H)

Subject:	REMINDER – U.S. Auto Parts Network, Inc. Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants

To:	Eligible Employees

Date:

This email is intended to serve as a reminder that we are nearing the expiration of U.S. Auto Parts Network, Inc.’s (“U.S. Auto Parts” or the “Company”) Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants (referred to as the “Offer” or the “Exchange Offer”). The Offer and withdrawal rights will remain open until 9:00 p.m., U.S. Pacific Time, on Monday, September 9, 2013, unless the Offer is extended. The submission of all Election Forms and/or Notice of Withdrawal forms must be made by the deadline noted above, or the Expiration Date if the expiration of the Offer is extended. We cannot accept late submissions.

If you have any questions about the Offer, you can contact me at:

Bryan P. Stevenson

U.S. Auto Parts Network, Inc.

16941 Keegan Avenue

Carson, CA 90746

Phone: (310) 735-0092

E-Mail: optionexchange@usautoparts.com

This notice does not constitute an Offer. The full terms of the Offer are described in the Schedule TO and accompanying documents which you may access on our website at www.usautoparts.com or through the SEC website at www.sec.gov.